SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            Preferred Networks, Inc.
                               (Name of Issuer)

                        Common Stock, par value $.0001 per share
                           (Title of Class of Securities)

                                  73990510
                                (CUSIP Number)

                          Thomas R. Stephens, Esq.
                    Bartlit Beck Herman Palenchar & Scott
                      511 Sixteenth Street Suite 700
                         Denver, Colorado  80202
                             (303) 592-3100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             June 17, 1997
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 30 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Fund IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                           (a)  X
                                           (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 4,660,835

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                 0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               4,660,835

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,660,835

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.68%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Holdings IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)  X
                                               (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  4,660,835

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 4,660,835

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,660,835

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.68%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Equity Partners VI, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)    X
                  (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
            WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,423,349

         EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.26%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Growth Resources, II, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    X
         (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

        SHARES                   0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

        WITH                   1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,423,349
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.26%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fleet Growth Resources, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) X
        (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

          SHARES                0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.26%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Venture Resources, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  X
                                                         (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED                  3,321,150

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                  0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   3,321,150

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,321,150

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.69%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Private Equity Co, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)   X
                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER
                                4,744,499
        OWNED BY
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   4,744,499

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,744,499

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                             X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.82%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Financial Group, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                (a)  X
                                (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  4,744,499

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED                   0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               4,744,499

        PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,744,499
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.82%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado IV Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)  X
                                           (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED                  1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  1,423,349

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.26%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chisholm Partners II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a)   X
                       (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                208,001

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         208,001

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                          X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.29%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a)   X
                                     (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                208,001

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

       WITH                   208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         208,001

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.29%

   14    TYPE OF REPORTING PERSON*

         PN
                  * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado II Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         (a)  X
                         (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

          SHARES                0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                 208,001

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         208,001
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                          X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.29%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert M. Van Degna

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a)  X
                       (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                  6,000

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                4,952,500

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                6,000

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                       4,952,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,958,500

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.80%

   14    TYPE OF REPORTING PERSON*
         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Habib Y. Gorgi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)   X
             (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                4,952,500

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

       WITH                     4,952,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,952,500

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                              X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.77%

   14    TYPE OF REPORTING PERSON*
         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Saugatuck Capital Company Limited Partnership III

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)  X
                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 2,422,502

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   2,422,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,422,502

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                          X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.87%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greyrock Partners Limited Partnership
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)    X
                                               (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                2,422,502

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    2,422,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,422,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                       X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.87%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PNC Capital Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)   X
                                          (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

       SHARES                   1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,720,330

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                        X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.90%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Holding Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)     X
                                        (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,720,330

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                  X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.90%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Bank Corp.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)  X
                                         (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 1,720,330

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

         EACH               9   SOLE DISPOSITIVE POWER

      REPORTING                1,720,330

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                       0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,720,330

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.90%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Primus Capital Fund III Limited Partnership

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)  X
                                       (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,824,583

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 0

         EACH               9   SOLE DISPOSITIVE POWER

        REPORTING               1,824,583

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,824,583

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                    X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.50%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Primus Venture Partners III Limited Partnership

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a) X
                                      (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,824,583

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               1,824,583

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,824,583

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.50%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Primus Venture Partners, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a)    X
                                      (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,824,583

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 1,824,583

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                       0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,824,583

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.50%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                        AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D

            This amended statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the "Shares") of Preferred Networks, Inc., a Delaware corporation (the "Company"). Items 4 and 5 of this statement, previously filed by the Reporting Persons (as defined below) are hereby amended as set forth below:

            The Reporting Persons include:

            (i) by virtue of their direct beneficial ownership of Shares, by each of Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"), Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVR"), Chisholm Partners II, L.P., a Delaware limited partnership ("CP"), Saugatuck Capital Company Limited Partnership III, a Delaware limited partnership ("Saugatuck III"), PNC Capital Corp., a Delaware corporation ("PNCCC"), and Primus Capital Fund III Limited Partnership, an Ohio limited partnership ("Primus III") (collectively, the "Stockholders"),

            (ii) by virtue of being the sole general partner of Centennial IV, by Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"),

            (iii) by virtue of being the sole general partners of FEP VI, by Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII") and Silverado IV Corp., a Delaware corporation ("SCIV"),

            (iv) by virtue of the ownership of all of the outstanding common stock of FGRII, by Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"),

            (v) by virtue of the ownership of all of the outstanding common stock of FGR and all of the outstanding common stock of FVR, by Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC")

            (vi) by virtue of the ownership of all of the outstanding common stock of FPEC, by Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"),

            (vii) by virtue of being the sole general partner of CP, by Silverado II, L.P., a Delaware limited partnership ("SLP"),

            (viii) by virtue of being the sole general partner of SLP, by Silverado II Corp., a Delaware corporation ("SCII"),

            (ix) by virtue of their ownership of a majority of the outstanding common stock of SCII and SCIV, and by virtue of their officer and director positions and roles with FVR, FGR, FGRII, FPEC, SCII and SCIV, by Robert
      M. Van Degna and Habib Y. Gorgi,

            (x) by virtue of being the sole general partner of Saugatuck III, by Greyrock Partners Limited Partnership, a Delaware limited partnership ("Greyrock"),

            (xi) by virtue of being the sole general partner of Primus III, by Primus Venture Partners III Limited Partnership ("Primus Venture III"), an Ohio limited partnership,

            (xii) by virtue of being the sole general partner of Primus Venture III, by Primus Venture Partners, Inc., an Ohio corporation ("Primus"),

            (xiii) by virtue of the ownership of all of the outstanding common stock of PNCCC, by PNC Holding Corp., a Delaware corporation ("PNCHC") and

            (xiv) by virtue of the ownership of all of the outstanding common stock of PNCHC, by PNC Bank Corp., a Pennsylvania corporation ("PNCBC").

Item 4.     Purpose of Transaction

            No change except for the addition of the following:

            On June 17, 1997, pursuant to the first closing under the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, the Stockholders acquired, for an aggregate purchase price of $15,000,000, (i) an aggregate of 10,000,000 shares of the Company s Class A Redeemable Preferred Stock (the "Preferred Stock"), and (ii) warrants to purchase an aggregate of 11,500,000 Shares (the "Warrants"). The Stockholders acquired Preferred Stock and Warrants in the proportions set forth below:

Stockholder       Purchase Price          Preferred Stock            Warrants

Centennial IV        $4,700,000                3,133,333            3,603,333
FVR                  $3,507,000                2,338,000            2,688,700
FEP VI               $1,503,000                1,002,000            1,152,300
CP                   $   90,000                   60,000               69,000
PNCCC                $1,700,000                1,133,333            1,303,333
Saugatuck III        $1,800,000                1,200,000            1,380,000
Primus III           $1,700,000                1,133,333            1,303,333
      Total         $15,000,000                 9,999,999          11,499,999

            Each of the Stockholders acquired the Preferred Stock and Warrants described above for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares and the Preferred Stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Stockholders may from time to time purchase Shares, Preferred Stock or Warrants, dispose of all or a portion of the Shares, Preferred Stock or Warrants it holds, or cease buying or selling Shares, Preferred Stock and Warrants. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise, and any such additional purchases or sales of Preferred Stock or Warrants may be in privately-negotiated transactions.


Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) Centennial IV is the direct beneficial owner of 1,057,502 Shares and 3,603,333 Warrants, or approximately 23.68% of the sum of (i) the 16,080,559 Shares deemed outstanding as of April 7, 1997, according to information contained in the Company s Annual Report on Form 10-K for the year ended December 31, 1996 (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Holdings IV may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Centennial IV.

            FEP VI is the direct beneficial owner of 271,049 Shares and 1,152,300 Warrants, or approximately 8.26% of the Outstanding Shares plus such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FEP VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            FVR is the direct beneficial owner of 632,450 Shares and 2,688,700 Warrants, or approximately 17.69% of the Outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            CP is the direct beneficial owner of 139,001 Shares and 69,000 Warrants, or approximately 1.29% of the Outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by CP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            Saugatuck III is the direct beneficial owner of 1,042,502 Shares and 1,380,000 Warrants, or approximately 13.87% of the Outstanding Shares plus such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Greyrock may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Saugatuck III.

            Primus III is the direct beneficial owner of 521,250 Shares and 1,303,333 Warrants, or approximately 10.50% of the Outstanding Shares plus such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Primus Venture III and Primus may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Primus III.

            PNCCC is the direct beneficial owner of 416,997 Shares and 1,303,333 Warrants, or approximately 9.90% of the Outstanding Shares plus such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, PNCHC and PNCBC may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by PNCCC.

            By virtue of the arrangements previously described in Item 4 of this Statement, the Stockholders may be deemed to constitute a group formed for the purpose of acquiring the Warrants and Preferred Stock. Except as specifically set forth in this Item 5(a), each of the Reporting Persons disclaims beneficial ownership of Shares and Warrants held by the other Reporting Persons.

            (b) Centennial IV has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, Holdings IV may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Centennial IV.

            FEP VI has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by FEP VI.

            FVR has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by FVR.

            CP has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by CP.

            Saugatuck III has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, Greyrock may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Saugatuck III.

            PNCCC has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, PNCHC and PNCBC may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by PNCCC.

            Primus III has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, Primus Venture III and Primus may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Primus III.

            (c) The provisions of the first paragraph under Item 4 of this Amendment are incorporated herein in their entirety.

            (d) Each of the Stockholders has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it.



                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 25, 1997     /s/ Jeffrey Schutz
                        Jeffrey Schutz, as general partner of Centennial
                        Holdings IV, L.P., general partner of Centennial Fund
                        IV, L.P.


Date: June 25, 1997     /s/ Robert Van Degna
                        Robert Van Degna, individually and as Chairman and Chief
                        Executive Officer of Fleet Growth Resources II, Inc.,
                        general partner of  Fleet Equity Partners VI, L.P.; as
                        Chairman and Chief Executive Officer of Silverado II
                        Corp., general partner of Silverado II, L.P., general
                        partner of Chisholm Partners II, L.P.; and as Chairman
                        and Chief Executive Officer of Fleet Growth Resources,
                        Inc., Fleet Venture Resources, Inc., Fleet Private
                        Equity Co., Inc. and Silverado IV Corp.


Date:  June 25, 1997    /s/ William C. Mutterperl
                        William C. Mutterperl, Senior Vice President, Secretary
                        and General Counsel of Fleet Financial Group, Inc.


Date:  June 25, 1997    /s/ Habib Y. Gorgi
                        Habib Y. Gorgi, individually


Date:  June 25, 1997   /s/  Richard P. Campbell, Jr.
                        Richard P. Campbell, Jr., as general partner of Greyrock Partners, general partner of Saugatuck Capital Company Limited Partnership III


Date:  June 25, 1997    /s/ Steve Rothman
                        Steve Rothman, Managing Director and Chief Financial
                        Officer of Primus Venture Partners, Inc., general
                        partner of Primus Venture Partners III Limited
                        Partnership, general partner of Primus Capital Fund III
                        limited partnership


Date:  June 25, 1997    /s/ David McL. Hillman
                        David McL. Hillman, Executive Vice President and
                        Principal of  PNC Capital Corp.


Date:  June 25, 1997    /s/ Robert L. Haunschild
                        Robert L. Haunschild, Chairman and President of
                        PNC Holding Corp, and Senior Vice President and Chief
                        Financial Officer of PNC Bank Corp.